Exhibit 99.1

Constellium posts Annual General Meeting Materials

Paris, June 12, 2020 – Constellium SE (NYSE: CSTM) (the “Company”) today announced that the notice and agenda and other documents for the Company’s Annual General Meeting of Shareholders to be held on June 29, 2020, at 16:00 CET (10:00 AM EDT), are available on its website at www.constellium.com and are available free of charge at the offices of the Company by contacting the Corporate Secretary at cstm.corporatesecretary@constellium.com.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

www.constellium.com

Ryan Wentling – Investor Relations Phone: +1 (443) 988 0600 Investor-relations@constellium.com	Delphine Dahan-Kocher – Communications Phone: +1 (443) 420 7860 delphine.dahan-kocher@constellium.com